Exhibit 99.1

GRUPO SIMEC FILES AMENDMENT TO ITS FORM 20-F FOR THE 2019 FINANCIAL YEAR

Guadalajara, Jalisco, January 13, 2021, Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (the “Company”) yesterday filed an amended Annual Report on Form 20-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission at www.sec.gov. The amended Form 20-F is also available on the investor relations section of the Company’s website at www.gsimec.com.mx/reporte-anual.php. Shareholders may request a hard copy of the amended Form 20-F, including the Company’s complete audited financial statements for the year ended December 31, 2019, free of charge, by contacting the Company’s Investor Relations director, Jose Luis Tinajero, by email at jose.luis.tinajero@industriasch.com.mx.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the construction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: January 13, 2021	By:	/s/ Luis García Limón
	Name:	Luis García Limón
	Title:	Chief Executive Officer